                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF APRIL 2009

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

TELECOM ITALIA SHAREHOLDERS' MEETING HELD

2008 Financial Statements Approved

Stefano Cao Nominated Board Member

New Statutory Board of Auditors Elected

Authorization to Issue Convertible Shares and Bonds Renewed

Rozzano (Milan), April 8, 2009

The Telecom Italia Shareholders' Meeting was held today in ordinary and extraordinary session, chaired by Gabriele Galateri di Genola.

In ordinary session, the Shareholders’ Meeting:

-

approved Telecom Italia S.p.A.’s Financial Statements for the 2008 financial year, and resolved to distribute a 5 euro cent dividend for each ordinary share and a 6.1 euro cent dividend for each savings share. The dividend will be paid out from April 23, 2009, and go ex-coupon on April 20, 2009;

-

appointed Stefano Cao as Board member, already co-opted by the Board meeting of 27 February 2009, substituting Gianni Mion;

-

nominated the new Statutory Board of Auditors, which will remain in tenure  for three years, until the financial statements have been approved at 31 December 2011, and has decided upon the remuneration for Board members.

On the basis of the list presented respectively by Telco, Findim Group and a series of management savings companies, the following Statutory Auditors have been nominated:

Telco List:

Salvatore Spiniello

Ferdinando Superti Furga

Gianluca Ponzellini

Ugo Rock (alternate auditor)
Vittorio Mariani (alternate auditor)

Management Savings Company List:
Enrico Maria Bignami (that the Shareholders’ Meeting has also nominated Chairman of the Board of Statutory Auditors)
Maurizio Lauri (alternate auditor)

Findim Group List:
Lorenzo Pozza
Silvano Corbella (alternate auditor)

CVs/Résumés for these new Statutory Auditors are available for consultation on the company website.

The extraordinary Shareholders’ Meeting amended art.5 of the Articles of Association, granting for five years authorization for the Board of Directors to:

-

increase share capital up to a maximum nominal amount of 880 million euros through the issue of ordinary shares to be offered as options to those eligible or, with regard to a portion of these shares, to be offered to employees working for the company or for its subsidiaries, excluding the rights pursuant to the joint provisions of article 2441, final sub-section, of the Italian civil code, and article 134, second sub-section of Legislative Decree 58/1998;

-

issue bonds convertible into ordinary shares to be offered as an option to those eligible, up to an aggregate nominal total of 1 billion euros.

Telecom Italia Press Office +39 06 3688 2610 http://www.telecomitalia.it/media Telecom Italia Investor Relations +39 02 8595 4131 http://www.telecomitalia.it/investor_relations

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward - looking statements. This Press Release contains certain forward -looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as "believes," "may," "is expected to," "will," "will continue," "should," "seeks" or "anticipates" or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

- the continuing impact of increased competition in a liberalized market, including competition from established domestic competitors and global and regional alliances formed by other telecommunications operators in our core Italian domestic fixed-line and wireless markets;

- our ability to restructure our organizational model from one based on technology (fixed and mobile) to one based on customer segments (consumers, SOHOs, SMEs, Corporates) in order to focus on customers and their needs in utilizing our products and services;

- our ability to utilize our relationship with Telefónica to attain synergies primarily in areas such as network, IT, purchasing, sales activities in Germany and international mobile roaming;

- our ability to introduce new services to stimulate increased usage of our fixed and wireless networks to offset declines in the traditional fixed-line voice business due to the continuing impact of regulatory required price reductions, market share loss, pricing pressures generally and shifts in usage patterns;

- our ability to successfully implement our internet and broadband strategy both in Italy and abroad;

- our ability to successfully achieve our debt reduction targets;

- the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

- the impact of economic development generally on our international business and on our foreign investments and capital expenditures;

- our services are technology-intensive and the development of new technologies could render such services non-competitive;

- the impact of political and economic developments in Italy and other countries in which we operate;

- the impact of fluctuations in currency exchange and interest rates;

- our ability to successfully implement our strategy over the 2009-2011 period;

- our ability to build up our business in adjacent markets (pay-TV and IT services) and in international markets (particularly Brazil in mobile telecommunications and Europe-Germany-in BroadBand), due to our specialist and technical resources;

- our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil on mobile and in Europe on BroadBand;

- the amount and timing of any future impairment charges for our licenses, goodwill or other assets; and

- the outcome of litigation, disputes and investigations in which we are involved or may become involved.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      April 8th, 2009

                                                   TELECOM ITALIA S.p.A.

                                              BY: /s/ Carlo De Gennaro
                                                  ---------------------------
                                                      Carlo De Gennaro
                                                       Company Manager